Exhibit (b)(1)

Citigroup Global Markets Inc.

390 Greenwich Street

New York, New York 10013

June 12, 2015

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, GA 30328

Attention:	Dallas Clement
Executive Vice President and CFO

$1.85 Billion Unsecured Bridge Facility

Project Runway

COMMITMENT LETTER

Ladies and Gentlemen:

Cox Enterprises, Inc. (the “Company” or “you”) has advised Citi (as defined below) (the “Commitment Party”, “we” or “us”) that you desire to establish a $1,850,000,000 senior unsecured bridge term loan facility (the “Bridge Facility”), the proceeds of which would be used by the Company and/or a wholly owned subsidiary of the Company to finance the transactions described in Annex I. Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in the Annexes hereto.

Subject to the terms and conditions of this commitment letter and the attached Annexes I and II (collectively, this “Commitment Letter”), Citigroup Global Markets Inc. (“CGMI”), on behalf of Citi (as defined below), is pleased to inform the Company of Citi’s commitment to provide the Company the entire amount of the Bridge Facility and to act as administrative agent for the Bridge Facility. For purposes of this Commitment Letter, “Citi” means CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated hereby.

Section 1. Conditions Precedent. Subject in all respects to the Conditions Limitation Provisions (as defined below), the availability of the Bridge Facility will be subject solely to the execution and delivery by the parties thereto of definitive documentation for the Bridge Facility, including the credit agreement (the “Bridge Facility Documentation”) having the terms and conditions specified in this Commitment Letter and the satisfaction or waiver of the conditions set forth in Annex II hereto.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Bridge Facility Documentation or any other agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations the accuracy of which shall be a condition to availability of the Bridge Facility on the Closing Date shall be (A) such of the representations made by the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right to terminate (or not perform) your obligations under the Acquisition Agreement as a result of an inaccuracy of such representations in the Acquisition Agreement (the

“Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Bridge Facility Documentation shall be in a form such that they do not impair availability of the Bridge Facility on the Closing Date if the conditions set forth in Section 1 of this Commitment Letter and Annex II hereto are satisfied (or waived). For purposes hereof, “Specified Representations” means the representations and warranties of the Company relating to corporate existence, power and authority of the Company, the due authorization, execution, delivery by the Company and enforceability against the Company of the Bridge Facility Documentation, the Bridge Facility Documentation not conflicting with charter documents of the Company, the entry into the Bridge Facility Documentation or the borrowing by the Company thereunder not conflicting with the Existing Credit Agreement or the 7 3/8% Debentures due 2027 issued pursuant to that Indenture dated as of July 9, 1997 between the Company and The Bank of New York, solvency of the Company and its subsidiaries on a consolidated basis (after giving effect to the Transactions as described on Exhibit A to Annex II attached hereto), Federal Reserve margin regulations, the Patriot Act, the Borrower’s use of proceeds of the Bridge Facility not conflicting with Anti-Corruption Laws and Sanctions, and the Investment Company Act (solely as it relates to the Company). Notwithstanding anything in this Commitment Letter, the Fee Letter, the Bridge Facility Documentation or any other agreement or other undertaking concerning the financing of the Transactions to the contrary, the only conditions to availability of the Bridge Facility on the Closing Date are set forth in the first paragraph of Section 1 hereof and on Annex II hereto, and shall be subject in all respects to this paragraph. This paragraph, and the provisions herein, shall be referred to as the “Conditions Limitation Provisions”.

Section 2. Commitment Termination. The Commitment Party’s commitment and other obligations set forth in this Commitment Letter will terminate on the earliest of (a) the date the Bridge Facility Documentation become effective, (b) the date on which (i) the Acquisition Agreement is terminated or expires in accordance with its terms or (ii) the Company informs the Commitment Party in writing, or makes a public announcement, that the Company has abandoned its pursuit of the Acquisition and (c) March 15, 2016 (or, if extended pursuant to Section 8.1(b) of the Acquisition Agreement (as in effect on the date hereof), such extended date) (the “Outside Date”). Notwithstanding the foregoing, the termination of the Commitment Party’s commitment and other obligations hereunder will not affect Sections 3 through 12, which provisions will survive any such termination; provided that your obligations under this Commitment Letter and the Fee Letter, other than with respect to assistance to be provided in connection with the initial syndication of the Bridge Facility and with respect to confidentiality of the Commitment Letter and the Fee Letter and compensation, shall, to the extent covered thereby, automatically terminate and be superseded by the provisions of the Bridge Facility Documentation, if any, upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

Section 3. Syndication. The Commitment Party reserves the right, before or after the execution of the Bridge Facility Documentation but subject in each case to the provisions of this Section 3, to syndicate all or a portion of the Bridge Facility (including all or part of the Commitment Party’s commitment) to one or more other financial institutions selected in consultation with the Company and reasonably acceptable to the Company, which acceptance will not be unreasonably withheld or delayed (it being understood and agreed that the lenders party to the Existing Credit Agreement (the “Approved Lenders”) are acceptable to the Company), that will become parties to the Bridge Facility Documentation pursuant to a syndication to be managed by the Commitment Party in consultation with you (the financial institutions becoming parties to the Bridge Facility Documentation being collectively referred to herein as the “Lenders”); provided that notwithstanding the Commitment Party’s right to syndicate the Bridge Facility and receive commitments with respect thereto, the Commitment Party shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Bridge Facility on the Closing Date) in connection with any syndication, assignment or participation of the Bridge Facility, including its commitments in respect thereof, prior to the Closing Date, except pursuant to (x) the Bridge

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Facility Documentation or (y) a customary joinder agreement pursuant to which a Lender (selected, for the avoidance of doubt, in accordance with this paragraph) agrees to become party to this Commitment Letter and to extend commitments directly to you on the terms set forth herein, and which, for the avoidance of doubt, shall not add any conditions to the availability of the Bridge Facility. The Commitment Party will manage all aspects of the syndication in consultation with the Company, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

Until the earlier of the date that is 60 days after the Closing Date and the occurrence of a Successful Syndication (as defined in the Fee Letter) (such earlier date, the “Syndication Date”), the Company agrees to actively assist the Commitment Party in forming a syndicate reasonably acceptable to the Commitment Party and you (it being understood and agreed that the Approved Lenders are acceptable to you). The Company’s assistance in forming such a syndicate will include, without limitation (a) making senior management and representatives of the Company available to participate in information meetings with potential Lenders and rating agencies at mutually agreeable times and places and upon reasonable notice as the Commitment Party may reasonably request; (b) using the Company’s commercially reasonable efforts to ensure that the syndication efforts benefit from the Company’s existing lending relationships; (c) assisting (including using its commercially reasonable efforts to cause its advisors to assist) in the preparation of a customary confidential information memorandum for the Bridge Facility and other customary marketing and rating agency materials to be used in connection with the syndication of the Bridge Facility; (d) promptly providing the Commitment Party with all other customary information reasonably deemed necessary by it to accomplish a Successful Syndication (it being understood that notwithstanding anything to the contrary provided herein, no projections of the Company or Target shall be required to be delivered to the Commitment Party or any Lender other than projections of the Company provided to the Commitment Party prior to the date hereof) ; and (e) using commercially reasonable efforts to obtain prior to the Closing Date a Debt Rating from Moody’s Investors Service Inc. (“Moody’s”) and Standard & Poor’s Rating Service (“S&P”) that gives effect to the Transactions. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter but without prejudice to the obligation to assist with the syndication of the Bridge Facility as set forth in this Commitment Letter, neither the commencement nor completion of the syndication of the Bridge Facility, nor the obtaining of credit ratings, nor your compliance with any other provision of this paragraph, shall constitute a condition precedent to the commitments and obligations of the Commitment Party hereunder.

The Company acknowledges that (a) the Commitment Party may make available any Information and Projections (each such term as defined in Section 8) (collectively, the “Company Materials”) to potential Lenders by posting the Company Materials on IntraLinks, Debtdomain or another similar electronic system (the “Platform”) and (b) in connection with the syndication of the Bridge Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Company Materials suitable for distribution to any prospective public-side Lender (i.e., Lenders that do not wish to receive material non-public information with respect to the Company or its securities or the Target and its securities) (each, a “Public Lender”). It is understood that in connection with your assistance described above, you will provide customary authorization letters authorizing the distribution of the Company Materials to prospective Lenders.

To ensure an effective syndication of the Bridge Facility, the Company agrees that until the Syndication Date, the Company will not, will not permit any of its domestic subsidiaries to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, any syndicated debt facility or debt security (including any renewals thereof) if such syndication or issuance would reasonably be expected to materially impair the primary syndication of the Bridge Facility; provided, however, that the

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foregoing will not limit (i) the issuance of commercial paper, (ii) borrowings under the Existing Credit Agreement (or an amendment thereof) and the Revolving Loan Promissory Note dated January 13, 2015 between the Company and Cox Communications, Inc., as borrowers and Clarendon Family Office LLC, as lender (and, in the case of the Revolving Loan Promissory Note, such borrowings shall not exceed $500,000,000), (iii) the Company’s entering into and borrowing under the Bank Financing, (iv) capital leases, purchase money and equipment financing indebtedness and letter of credit facilities incurred in the ordinary course of business, (vi) intercompany indebtedness, (vii) any securitization financing for NextGear Capital, Inc. or (viii) any other financing reasonably agreed by the Lead Arranger.

Citi will act as the sole administrative agent for the Bridge Facility and CGMI will act as sole lead arranger (in such capacity, the “Lead Arranger”) and sole bookrunner. It is understood and agreed that Citi will have “left” placement in all marketing materials and other documentation used in connection with the Facility. No additional agents, co-agents or arrangers will be appointed, no other titles awarded and no compensation (except as set forth in this Commitment Letter) will be paid in order to obtain commitments in connection with the Bridge Facility, unless you and we shall so agree.

Section 4. Fees. In addition to the fees described in Annex I, the Company will pay the non-refundable fees set forth in the letter agreement dated the date hereof (as amended or otherwise modified from time to time, the “Fee Letter”) between the Company and the Commitment Party.

Section 5. Indemnification. The Company will indemnify and hold harmless the Commitment Party, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including without limitation, the reasonable and documented fees and disbursements of one firm of attorneys for related claims of the Indemnified Parties (in addition to one separate firm of local attorneys in each jurisdiction and reasonably necessary specialty counsel (such as tax and regulatory)) and in the case of an actual or perceived conflict of interest, one additional counsel for all affected Indemnified Parties in each appropriate jurisdiction), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case, arising out of or in connection with or by reason of this Commitment Letter, the Fee Letter or the Bridge Facility Documentation or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Bridge Facility, except (a) to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Party or any Related Person (as hereinafter defined) of such Indemnified Party, (b) to the extent resulting from any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) that does not involve an act or omission of you or any of your affiliates and that is brought by an Indemnified Party solely against another Indemnified Party, other than claims against the Commitment Party or the administrative agent, in each case in its capacity as such or (c) to the extent arising from a material breach by such Indemnified Party or any Related Person thereof of its obligations hereunder as found by a final, non-appealable judgment by a court of competent jurisdiction. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity will be effective whether or not such investigation, litigation or proceeding is brought by the Company, the Target, any of their respective directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You shall not be liable for any settlement of any pending or threatened Proceeding effected without your prior written consent (which consent shall not be unreasonably withheld); provided, however, that the foregoing indemnity will apply to any such settlement in the event that you were offered the ability to assume the defense of the action that was the subject matter of such settlement and elected not to assume

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such defense; provided, further, that if a Proceeding is settled with your prior written consent or if there is a final judgment in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Party to the extent and in the manner set forth above. You shall not, without the prior written consent of any Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Party.

No Indemnified Party will have any liability (whether in contract, tort or otherwise) to the Company or any of its respective affiliates or any of their respective security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s or its Related Person’s gross negligence, bad faith or willful misconduct. In no event, however, will you or any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings); provided that this sentence shall not limit your indemnity obligations expressly provided in the immediately preceding paragraph.

The Company acknowledges that information and other materials related to the Bridge Facility and the transactions contemplated hereby may be transmitted through the Platform. No Indemnified Party will be liable to the Company or any of its affiliates or any of their respective security holders or creditors for any damages arising from the use by unauthorized persons of information or other materials sent through the Platform that are intercepted by such persons, other than for damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party or any of its Related Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction.

For purposes hereof, a “Related Person” of an Indemnified Party means (a) any controlling person, controlled affiliate or subsidiary of such Indemnified Party, (b) the respective directors, officers or employees of such Indemnified Party or any of its subsidiaries, controlled affiliates or controlling persons and (c) the respective agents and advisors of such Indemnified Party or any of its subsidiaries, controlled affiliates or controlling persons.

Section 6. Costs and Expenses. The Company will pay, or reimburse the Commitment Party on demand for, all reasonable and documented out-of-pocket costs and expenses incurred by the Commitment Party (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, the Fee Letter and the Bridge Facility Documentation, including without limitation, the reasonable and documented fees and expenses of one firm of attorneys for the Commitment Party (in addition to one separate firm of local attorneys in each applicable jurisdiction and reasonably necessary specialty counsel (such as tax and regulatory)), in each case regardless of whether any of the transactions contemplated hereby are consummated. The Company will also pay all costs and expenses of the Commitment Party (including without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies under this Commitment Letter.

Section 7. Confidentiality. By accepting delivery of this Commitment Letter, the Company agrees that neither the existence of this Commitment Letter nor the Fee Letter nor their respective terms will be disclosed by the Company to any person other than (a) to the Company’s affiliates and the Company’s and its affiliates’ respective officers, partners, directors, employees, advisors, legal counsel, accountants, agents and other representatives (the “Company Representatives”), and then only on a

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confidential and “need to know” basis in connection with the Transactions, (b) as may be compelled in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (in which case you agree, to the extent reasonable and practical and not prohibited by applicable law, to inform us promptly thereof), (c) in any prospectus or other offering document in connection with the Transactions, in any proxy relating to the Acquisition, in any syndication or other marketing material in connection with the Bridge Facility or in connection with any public filing requirement relating to the Transactions and as you may determine is customary or reasonably advisable to comply with your obligations under securities and other applicable laws and regulations (but, in each case, not the Fee Letter or the contents thereof other than the existence thereof and any applicable fees thereunder as part of the projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures), (d) with respect to Annex I, on a confidential basis to any potential Lenders and to any rating agency in connection with the Transactions, (e) in connection with the exercise of any remedies hereunder or under any of the Bridge Facility Documentation or any action or proceeding relating to this Commitment Letter or the Fee Letter or the enforcement of rights hereunder or thereunder and (f) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by you. Notwithstanding any other provision in this Commitment Letter, the Commitment Party hereby confirms that the Company and the Company Representatives will not be limited from disclosing the U.S. tax treatment or U.S. tax structure of the Bridge Facility.

The Commitment Party agrees to maintain the confidentiality of the Company Materials, except that Company Materials may be disclosed (a) to its affiliates and to its and its affiliates’ respective partners, directors, officers, employees, agents, advisors, legal counsel, accountants and other representatives, in each case on a confidential and “need-to-know” basis and only in connection with the Transactions (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Company Materials and instructed to keep such Company Materials confidential), (b) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law, any regulatory authority or compulsory legal process or requested by any regulatory authority (in which case, other than in the case of a disclosure in connection with a regulatory exam, such person agrees to inform you promptly thereof to the extent reasonable and practical and not prohibited by law), (c) to the extent required by applicable requirements of law or regulation or by any subpoena or similar legal or regulatory process (in which case such person agrees to inform you promptly thereof to the extent reasonable and practical and not prohibited by law), (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any of the Bridge Facility Documentation or any action or proceeding relating to this Commitment Letter or the Fee Letter or the enforcement of rights hereunder or thereunder, or to establish a “due diligence” defense, (f) to any potential or prospective Lenders and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Company and its obligations under the Bridge Facility, in each case, subject to the acknowledgment and acceptance by such potential or prospective Lender that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Party, including, without limitation, as set forth in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of the Commitment Party or customary market standards for dissemination of such type of information, which may require “click through” or other affirmative action on the part of the recipient to access such confidential information and acknowledge its confidentiality obligations in respect thereof, (g) on a confidential basis, to any rating agency in connection with the Transactions, (h) with your consent or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this paragraph, (y) was already in our possession or is independently developed by us or (z) becomes available to the Commitment Party from a source other than you that is not to the Commitment Party’s knowledge subject to confidentiality

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obligations to you. For purposes of this Section, “Company Materials” shall exclude any such information that is available to the Commitment Party or its affiliates on a nonconfidential basis prior to disclosure by you or your affiliates. Any person required to maintain the confidentiality of Company Materials as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Company Materials as such person would accord to its own confidential information. The provisions of this paragraph shall be superseded by the analogous confidentiality provisions in the Bridge Facility Documentation if the Bridge Facility Documentation becomes effective, and if the Bridge Facility Documentation do not become effective, the provisions of this paragraph shall terminate on the second anniversary of the date hereof.

Section 8. Representations and Warranties of the Company. The Company represents and warrants that (to the best of your knowledge with respect to Information relating to the Target and its subsidiaries) (i) all written information, other than Projections (as defined below) and information of a general economic or industry nature (the “Information”), taken as a whole, that has been or will hereafter be made available to the Commitment Party or any Lender by the Company or any of its representatives on its behalf in connection with the transactions contemplated hereby is and will be (as of the date made available) correct in all material respects and does not and will not (as of the date made available) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by the Company or any of its representatives and made available to the Commitment Party or any Lender (the “Projections”) have been or will be prepared in good faith based upon assumptions that are or were reasonable as of the date of the preparation of such Projections and at the time such Projections are made available (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, the Projections, by their nature, are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved and actual results may differ from the Projections and such differences may be material). If, at any time from the date hereof until the later of the Closing Date and the Syndication Date, any of the representations and warranties in the preceding sentence would be incorrect in any material respect (to the best knowledge of the Company with respect to Information relating to the Target and its subsidiaries) if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then the Company agrees to promptly supplement, or cause to be supplemented, the Information and/or Projections from time to time so that the representations and warranties contained in this paragraph remain correct in all material respects under those circumstances.

In providing this Commitment Letter and in arranging the Bridge Facility, the Commitment Party is relying on the accuracy of the Information without independent verification thereof.

Section 9. No Third Party Reliance, Not a Fiduciary, Etc. This Commitment Letter is intended to be solely for the benefit of the parties hereto and, with respect to Section 5 hereof, the Indemnified Parties, and may not be relied upon or enforced by any other person. The Company may not assign any of its rights or obligations hereunder without the Lead Arranger’s prior written consent. The Commitment Party may not assign all or any portion of its commitment hereunder except in the manner described in the proviso to the penultimate sentence of the first paragraph of Section 3. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by all parties hereto.

The Company hereby acknowledges that the Commitment Party is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that the Commitment Party act or be responsible as a fiduciary to the Company, its management, stockholders, creditors or any other person.

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Each of the Company and the Commitment Party hereby expressly disclaims any fiduciary relationship and agrees they are each responsible for making their own independent judgments with respect to any transactions entered into between them. The Company also hereby acknowledges that the Commitment Party has not advised and is not advising the Company as to any legal, accounting, regulatory or tax matters, and that the Company is consulting its own advisors concerning such matters to the extent it deems appropriate.

The Company understands that the Commitment Party and its affiliates (collectively, the “Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). Members of the Group and businesses within the Group generally act independently of each other, both for their own account and for the account of clients. Accordingly, there may be situations where parts of the Group and/or their clients either now have or may in the future have interests, or take actions, that may conflict with the Company’s interests. For example, the Group may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for their own account or on behalf of other clients, including without limitation, trading in or holding long, short or derivative positions in securities, loans or other financial products of the Company or its affiliates, the Target or its affiliates or other entities connected with the Facility or the transactions contemplated hereby.

In addition, you acknowledge that you have retained Citi as a financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. You agree not to assert any claim you might allege based on any actual or perceived conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

In recognition of the foregoing, the Company agrees that the Group is not required to restrict its activities as a result of this Commitment Letter and that the Group may undertake any business activity without further consultation with or notification to the Company. Neither this Commitment Letter nor the receipt by the Commitment Party of confidential information nor any other matter will give rise to any fiduciary, equitable or contractual duties (including without limitation, any duty of trust or confidence) that would prevent or restrict the Group from acting on behalf of other customers or for its own account. Furthermore, the Company agrees that neither the Group nor any member or business of the Group is under a duty to disclose to the Company or use on behalf of the Company any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities. However, consistent with the Group’s long-standing policy to hold in confidence the affairs of its customers, the Group will not use confidential information obtained from the Company except in connection with its services to, and its relationship with, the Company, provided however, that the Group will be free to disclose information in any manner as required by law, regulation, regulatory authority or other applicable judicial or government order.

Section 10. Governing Law, Etc. This Commitment Letter and any right, remedy, obligation, claim, controversy, dispute or cause of action (whether in contract, tort or otherwise) based upon, arising out of or relating to this Commitment Letter and the transactions contemplated hereby will be governed by, and construed in accordance with, the law of the State of New York without regard to conflicts of law principles that would lead to the application of laws other than the law of the State of New York; provided that the laws of the state governing the Acquisition Agreement shall apply in determining (i) the interpretation of a “Company Material Adverse Effect” and whether a Company Material Adverse Effect has occurred, (ii) the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate have the right or would have the right to terminate your obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement and (iii) whether

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the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, will be deemed to be an original and all of which, taken together, will constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by facsimile transmission or other electronic transmission (i.e. a “pdf” or “tif”) will be as effective as delivery of an original executed counterpart of this Commitment Letter.

Section 11. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Section 12. Consent to Jurisdiction, Etc. Each party hereto irrevocably and unconditionally (i) agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or in equity, whether in contract, tort or otherwise, against any other party hereto arising out of or in any way relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, (ii) submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court, (iii) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action, litigation or proceeding arising out of or relating to this Commitment Letter or the Fee Letter in any court referred to in this Section, (iv) waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action, litigation or proceeding in any such court and (v) consents to the service of any process, summons, notice or document in any such action, litigation or proceeding by registered mail addressed to the Company or us at our respective addresses specified on the first page of this Commitment Letter. A final judgment in any such action, litigation or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. To the extent that any party hereto may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such party irrevocably waives such immunity in respect of its obligations under this Commitment Letter.

Section 13. Patriot Act Compliance. The Commitment Party hereby notifies the Company that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), the Commitment Party and each of the Lenders is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow the Commitment Party to identify the Company in accordance with the Patriot Act. In that connection, the Commitment Party may also request corporate formation documents, or other forms of identification, to verify information provided.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Bridge Facility Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being

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acknowledged and agreed that the funding of the Bridge Facility is subject to the applicable conditions precedent set forth in the first paragraph of Section 1 of this Commitment Letter and in Annex II hereto.

Please indicate the Company’s acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to the Commitment Party at or before 11:59 p.m. (New York City time) on June 12, 2015, the time at which the commitments and other obligations of the Commitment Party hereunder (if not so accepted prior thereto) will terminate if you have not yet so signed the Commitment Letter and Fee Letter.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Michael Vondriska
Name:	Michael Vondriska
Title:	Authorized Signatory

[Signature Page to Project Runway Bridge Facility Commitment Letter]

Accepted and agreed as of the date set forth above:

COX ENTERPRISES, INC.

By	/s/ John M. Dyer
Name: John M. Dyer
Title: President and CEO

[Signature Page to Project Runway Bridge Facility Commitment Letter]

ANNEX I

$1.85 Billion Unsecured Bridge Facility

Project Runway

TERM SHEET

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter (including the other annexes thereto) to which this Annex I is attached.

Borrower:	Cox Enterprises, Inc. (the “Borrower”).

Facility Amount:	$1.85 billion (subject to optional commitment reduction as described below).

Type of Facility:	Unsecured bridge term loan facility (the “Bridge Facility”).

Transactions:	The Borrower, directly or through one of its subsidiaries, intends to acquire (the “Acquisition”) the company previously identified to the Commitment Party as “Runway” (the “Target”) pursuant to a tender offer as described in that certain Agreement and Plan of Merger dated as of the date of the Commitment Letter (the “Acquisition Agreement”), pursuant to which Runway Acquisition Co. (“Acquisition Sub”), a wholly owned subsidiary of the Borrower, shall commence the Offer (as defined in the Acquisition Agreement) and, following consummation of the Offer, Acquisition Sub will be merged with and into the Target, with the Target surviving such merger as a wholly owned subsidiary of the Borrower. In connection with the Acquisition, (a) (i) the Borrower intends to enter into an unsecured term loan credit agreement (the “Bank Financing”), (ii) NextGear Capital, Inc., a subsidiary of the Borrower, intends to borrow under a securitization program (the “NextGear Securitization”) and/or (iii) in lieu of the incurrences described in the foregoing clauses (i) and (ii) and other borrowings, the Borrower may borrow up to $1,850,000,000 under the Bridge Facility, (b) Cox Automotive, Inc. (“Cox Auto”), a subsidiary of the Borrower, intends to issue equity securities generating approximately $750,000,000 in proceeds, (c) the Borrower intends to borrow under the Existing Credit Agreement and/or issue commercial paper, the proceeds of which in each case will be applied to pay the acquisition consideration in connection with the Acquisition, repay certain existing indebtedness of the Target (the “Target Debt”) and pay fees and expenses incurred in connection with the foregoing (the “Transaction Costs”). The transactions described in this paragraph are collectively referred to herein as the “Transactions”.

Purpose:	To finance, in part, the consideration for the Acquisition, repay the Target Debt and pay the Transaction Costs.

Administrative Agent:	An affiliate of CGMI (in such capacity, the “Agent”).

Sole Lead Arranger and Sole Bookrunner:	CGMI (in such capacity, the “Lead Arranger”).

Lenders:	A syndicate of financial institutions, including an affiliate of CGMI, arranged by CGMI in accordance with the Commitment Letter (the “Lenders”).

Closing Date:	The date of the consummation of the Offer and on which the Bridge Facility shall be available (the “Closing Date”).

Maturity Date:	364 days from the Closing Date.

Ranking:	The bridge loans will rank pari passu in right of payment with any other senior unsecured indebtedness of the Borrower.

Interest Rates and Fees:	As set forth in Schedule I.

Loans:	All loans under the Bridge Facility (“Loans”) will be made by the Lenders ratably in proportion to their respective commitments. Loans will be available on same day notice for Base Rate Loans and 3 business days’ notice for Eurodollar Rate Loans (it being understood that such notice shall be permitted to be conditioned on the occurrence of one or more events, subject to customary breakage costs).

Currency:	Loans will be available in U.S. dollars only.

Availability:	The full amount of the commitments then outstanding under the Bridge Facility must be drawn in a single drawing on the Closing Date. Amounts borrowed under the Bridge Facility that are repaid or prepaid may not be reborrowed.

Optional Prepayment and Commitment Reductions:	Loans may be prepaid without penalty on same day notice for Base Rate Loans and 3 business days’ notice for Eurodollar Rate Loans. The Borrower will bear customary breakage costs related to the prepayment of a Eurodollar Rate Loan prior to the last day of the Interest Period thereof. Commitments may be reduced without penalty on same day notice.

Mandatory Prepayments and Commitment Reductions:	On or prior to the Closing Date, the aggregate commitments in respect of the Bridge Facility under the Commitment Letter or under the Bridge Credit Agreement shall be permanently reduced upon receipt of such amounts and, after the Closing Date, the Bridge Loans shall be prepaid within three business days of receipt of such amounts (it being understood that amounts set forth in clause (b) below shall only be available to reduce commitments under the Bridge Facility) in an amount equal to:

(a) 100% of the Net Cash Proceeds (as defined below) actually received by the Borrower or any of its Restricted Subsidiaries (as such term is defined in the Existing Credit Agreement (as defined below), but in any case to include for the purpose of this “Mandatory Prepayments and Commitment Reductions” section Cox Auto and its domestic subsidiaries) from all non-ordinary course asset sales or other dispositions of property by the Borrower and its domestic Restricted Subsidiaries (including proceeds from the issuance or sale of stock of any domestic Restricted Subsidiary of the Borrower), with exceptions for (i) the transfer or contribution of assets (including issuances of stock by the Borrower’s subsidiaries) among the Borrower and its Restricted Subsidiaries, (ii) sales or other dispositions the Net Cash Proceeds of which individually (in any single transaction or series of related transactions) do not exceed $15,000,000, (iii) other sales and dispositions the Net Cash Proceeds of which do not exceed $150,000,000 in the aggregate, in each case, to the extent that such Net Cash Proceeds are not reinvested (or committed to be reinvested by entering into a binding agreement with a bona fide third party) in the business of the Borrower or any of its Restricted Subsidiaries within 6 months following the receipt thereof and (iv) the issuance of equity of Cox Auto to fund the Acquisition, the Net Cash Proceeds of which do not exceed $750,000,000;

(b) 100% of the committed amount of any bank financing (including, without limitation, the Bank Financing) to the extent entered into after the date hereof for the purpose of financing the Transactions (such reduction to occur automatically upon the effectiveness of definitive documentation for such bank financing and receipt by the Lead Arranger of a notice from the Borrower that such bank financing constitutes a Qualifying Bank Financing (as defined below));

(c) without duplication of clause (b) above, 100% of the Net Cash Proceeds actually received by the Borrower or any of its domestic Restricted Subsidiaries from any incurrence of debt for borrowed money or from any securitization program, including the NextGear Securitization other than (i) any intercompany debt of the Borrower or any of its Restricted Subsidiaries, (ii) any debt of the Borrower or any of its domestic Restricted Subsidiaries incurred under the Existing Credit Agreement in an aggregate amount not to exceed the aggregate committed amount thereof as of the date hereof or the Revolving Loan Promissory Note, dated January 13, 2015, by the Company and Cox Communications, Inc., in favor of Clarendon Family Office LLC in an aggregate amount not to exceed $500,000,000, (iii) any commercial paper issued in the ordinary course of business, (iv) any other working capital, letter of credit or overdraft facility incurred in the ordinary course of business (v) purchase money indebtedness incurred in the ordinary course of business, (vi) indebtedness with respect to capital leases incurred in the ordinary course of business and (vii) other debt for borrowed money and securitizations (excluding the NextGear Securitization), the Net Cash Proceeds of which do not exceed $150,000,000 in the aggregate; and

(d) 100% of the Net Cash Proceeds actually received by the Borrower from any issuance of equity or equity-linked securities (in a public offering or private placement) by the Borrower, other than (i) equity or equity-linked securities issued in connection with employee stock option plans, employee stock ownership or purchase plans or similar equity-based compensation plan, (ii) issuances among the Borrower and its subsidiaries and, (iii) other issuances of equity or equity-linked securities the Net Cash Proceeds of which do not exceed $150,000,000, in the aggregate.

“Net Cash Proceeds” shall mean: (a) with respect to a sale or other disposition of any assets of the Borrower or any of its domestic Restricted Subsidiaries, the excess, if any, of (i) the cash received in connection therewith (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) payments made to retire any debt that is secured by such asset and that is required to be repaid in connection with the sale thereof (other than loans under the Bridge Facility and the Bank Financing), (B) the reasonable expenses incurred by the Borrower or any of its Restricted Subsidiaries in connection therewith, (C) taxes reasonably estimated to be payable in connection with such transaction, and (D) the amount of reserves established by the Borrower or any of its Restricted Subsidiaries in good faith and pursuant to commercially reasonable practices for adjustment in respect of the sale price of such asset or assets in accordance with applicable generally accepted accounting principles, provided that if the amount of such reserves exceeds the amounts charged against such reserve, then such excess, upon the determination thereof, shall then constitute Net Cash Proceeds; and

(b) with respect to the issuances, offerings or placements of equity, equity-linked or debt for borrowed money or securitizations, the excess, if any, of (i) cash received by the Borrower or any of its domestic Restricted Subsidiaries in connection with such issuance over (ii) the underwriting discounts and commissions and other fees and expenses incurred by the Borrower and its domestic Restricted Subsidiaries in connection with such incurrence, offering or placement.

“Qualifying Bank Financing” shall mean a bank facility with lenders reasonably acceptable to the Borrower (it being understood that the Approved Lenders are acceptable) and which is subject to conditions precedent to funding that are no less favorable or are more favorable to the Borrower than the conditions set forth herein to the funding of the Bridge Facility, as determined by the Borrower in its reasonable discretion.

In addition, the commitments shall terminate on the earliest of the date on which (i) the Acquisition Agreement is terminated or expires in accordance with its terms or (ii) the Company informs the Lead Arranger in writing, or makes a public announcement, that the Company has abandoned its pursuit of the Acquisition and (c) the Outside Date. The borrower shall deliver prompt written notice of any mandatory commitment reduction or prepayment.

Conditions to Effective Date:	The effectiveness of the Bridge Facility Documentation will be subject solely to (i) delivery of counterparts to the Administrative Agent by each party to the Bridge Facility Documentation, (ii) payment of reasonable out-of-pocket expenses of the Administrative Agent, the Lead Arranger and the Lenders to the extent due pursuant to the terms of the Commitment Letter invoiced at least 3 business days prior to the Effective Date, (iii) delivery of all documentation and other information relating to the Borrower required by regulatory authorities under applicable “know your customer”

and anti-money laundering rules and regulations, including, without limitation, the Patriot Act, requested in writing by the Lead Arranger at least 10 business days prior to the Effective Date (defined below), and (iv) the Administrative Agent (or its counsel) receiving customary organizational documents, resolutions and an incumbency certificate from the Borrower. The date on which the foregoing conditions precedent are satisfied is referred to as the “Effective Date”.

On the Effective Date, the Administrative Agent shall deliver a written notice of the occurrence of the Effective Date to the Borrower, and such notice shall be conclusive evidence of the occurrence of the Effective Date.

Conditions Precedent to Availability of Loans:	Limited to the conditions set forth in Section 1 of the Commitment Letter and on Annex II thereto.

During the period from and including the Effective Date and to and including the earlier of the termination of all of the commitments with respect to the Bridge Facility and the funding of the Loans on the Closing Date, and notwithstanding (i) that any representation made on the Effective Date (excluding, for the avoidance of doubt, the Specified Representations and Acquisition Agreement Representations given as a condition to the Closing Date) was incorrect, (ii) any failure by the Borrower to comply with the affirmative covenants, negative covenants and financial covenants, (iii) any provision to the contrary in any Bridge Facility Documentation or elsewhere or (iv) that any condition to the Effective Date may subsequently be determined not to have been satisfied, neither the Administrative Agent nor any Lender shall be entitled to (a) cancel any of its commitments (except as set forth in “Mandatory Prepayments and Commitment Reductions” above), (b) rescind, terminate or cancel the Credit Documentation or any of its commitments thereunder or exercise any right or remedy or make or enforce any claim under the Bridge Facility Documentation, the Commitment Letter, the Fee Letter, the related notes or it may otherwise have, to the extent to do so would prevent, limit or delay the making of its Loan, (c) refuse to participate in making its Loan or (d) exercise any right of set-off or counterclaim in respect of its Loan to the extent to do so would prevent, limit or delay the making of its Loan; provided that the conditions set forth in the first paragraph of Section 1 of the Commitment Letter and Annex II to the Commitment Letter are satisfied. For the avoidance of doubt, (a) the rights and remedies of the Lenders and the Administrative Agent shall not be limited in the event that any applicable condition precedent to the closing set forth in the first paragraph of Section 1 of the Commitment Letter or Annex II of the Commitment Letter is not satisfied on the Closing Date and (b) from the Closing Date after giving effect to the funding on such date, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

Bridge Facility Documentation:	The Bridge Facility Documentation shall be substantially similar to the Amended and Restated Credit Agreement dated as of March 28, 2014, by and among the Borrower, Cox Communications, Inc., the lenders from time to time party hereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders (the “Existing Credit Agreement”). The documentation for the Bridge Facility will include, among others, a credit agreement (the “Bridge Credit Agreement”), and other appropriate documents (collectively, the “Bridge Facility Documentation”).

For purposes hereof, including the Commitment Letter and all attachments thereto, the term “substantially similar to the Existing Credit Agreement” and words of similar import means substantially the same as the Existing Credit Agreement with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the annexes and exhibits thereto) (including the nature of the Bridge Facility as a bridge facility and to eliminate the co-borrower and multi-currency structure in the Existing Credit Agreement) and the Fee Letter, (b) to reflect any changes in law or accounting standards since the date of the Existing Credit Agreement, (c) to reflect the operational or administrative requirements of the Administrative Agent as reasonably agreed by the Borrower, to the extent such requirements have been generally required by the Administrative Agent in documenting other credit facilities similar to the Bridge Facility and (d) to accommodate the structure of the Acquisition.

Representations and Warranties:	Substantially similar to the Existing Credit Agreement and limited to:

1. Organization; Qualification; Subsidiaries.

2. Financial Statements.

3. Actions Pending.

4. Default.

5. Title to Assets.

6. Payment of Taxes.

7. Conflicting or Adverse Agreements or Restrictions.

8. Purpose of Loans.

9. Authority; Validity; Enforceability.

10. Consents or Approvals.

11. Compliance with Law and Contractual Obligations.

12. ERISA.

13. Investment Company Act.

14. Disclosure.

15. Anti-Corruption Laws and Sanctions.

Affirmative Covenants:	Substantially similar to the Existing Credit Agreement and limited to:

1. Financial Statements and Information.

2. Existence; Compliance with Laws; Licenses, Franchises, Agreements and Other Obligations.

3. Notice of Litigation and Other Matters.

4. Books and Records.

5. Inspection of Property and Records.

6. Maintenance of Property; Insurance.

7. ERISA.

Negative Covenants:	Substantially similar to the Existing Credit Agreement and limited to:

1. Liens.

2. Merger; Consolidation; Disposition of Assets.

3. Restricted Payments.

4. Limitation on Margin Stock.

5. Loans and Advances to and Investments in Unrestricted Subsidiaries.

6.      Subsidiary Debt, and including a carveout for any indebtedness pursuant to the Indenture, dated as of March 5, 2012, among Target, Dealertrack, Inc., and Wells Fargo Bank, National Association, as Trustee.

7. Transactions with Affiliates.

8. Compliance with Anti-Corruption Laws and Sanctions.

Financial Covenants:	Substantially similar to the Existing Credit Agreement and limited to:

From the last day of the first fiscal quarter ending after the Closing Date:

• Minimum ratio of Consolidated Operating Cash Flow to Consolidated Interest Expense of 2.00 to 1.00

• Maximum Leverage Ratio of 5.00 to 1.00

in each case, calculated in a manner substantially similar to the Existing Credit Agreement. Consistent with the Existing Credit Agreement, compliance with the interest coverage ratio will not be required by the Borrower if and so long as the Debt Rating of the Borrower is BBB (stable) or better by S&P and Baa2 (stable) or better by Moody’s.

Events of Default:	Substantially similar to the Existing Credit Agreement and limited to:

1. Failure to pay principal or interest.

2. Failure to pay other sums.

3. Failure to pay or acceleration of other material debt.

4. Misrepresentation or breach of warranty.

5. Violation of certain covenants.

6. Violation of other covenants, etc.

7. Undischarged judgment.

8. Change of control.

9. Assignment for benefit of creditors or nonpayment of debts.

10. Voluntary bankruptcy.

11. Involuntary bankruptcy.

12. Dissolution.

Assignments and Participations:	Each Lender will have the right to assign to one or more eligible assignees all or a portion of its rights and obligations under the Bridge Facility Documentation, with the consent, not to be unreasonably withheld or delayed, of the Agent and the Borrower; provided that solely with respect to assignments of Loans after the Closing Date, such consent of the Borrower shall not be required if such assignment is made to another Lender or Approved Lender or an affiliate or approved fund of a Lender or Approved Lender; provided further that, solely with respect to assignment of Loans after the Closing Date, such consent of the Borrower shall be deemed to have been given if the Borrower shall not have responded to a written request therefore within 10 business days. The parties to the assignment (other than the Borrower) will pay to the Agent an administrative fee of $3,500; provided that the Agent may, in its sole discretion, elect to waive such fee in the case of any assignment.

Each Lender will also have the right, without the consent of the Borrower or the Agent, to assign (i) as security, all or part of its rights under the loan documents, including any assignment to a Federal Reserve Bank and (ii) with notice to the Borrower and the Agent, all or part of its rights and obligations under the loan documents to any of its affiliates (in each case pursuant to provisions substantially similar to the Existing Credit Agreement).

Each Lender will have the right to sell participations in its rights and obligations under the loan documents, subject to customary restrictions on the participants’ voting rights (in each case pursuant to provisions substantially similar to the Existing Credit Agreement).

Voting, Yield Protection, Taxes and Other Deductions:	The Bridge Facility Documentation will contain voting, yield protection provisions and tax protections substantially the same as those contained in the Existing Credit Agreement.

Governing Law:	State of New York; provided that the laws of the state governing the Acquisition Agreement shall apply in determining (i) the interpretation of a “Company Material Adverse Effect” and whether a Company Material Adverse Effect has occurred, (ii) the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate have the right or would have the right to terminate your obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement and (iii) whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement.

Counsel to Lenders, Lead Arranger and Agent:	Davis Polk & Wardwell LLP.

Submission to Jurisdiction:	Each party to the Bridge Facility Documentation will submit to the exclusive jurisdiction of the courts of the State of New York or Federal court located in the Borough of Manhattan in the City of New York in connection with disputes that may arise in connection with the Bridge Facility.

Expenses and Indemnification:	Substantially similar to the Existing Credit Agreement, but subject to any additional exceptions or qualifications contained in the Commitment Letter.

Schedule I to Annex I

Interest Rates and Interest Periods:	At the Borrower’s option, any borrowing under the Bridge Facility (each, an “Loan”) that is made to it will be available at the rates and for the Interest Periods stated below:

1) Base Rate: a fluctuating rate equal to Citibank N.A.’s Base Rate plus the Applicable Margin.

2) Eurodollar Rate: a periodic fixed rate equal to LIBOR plus the Applicable Margin.

The “Eurodollar Rate” will be the London interbank offered rate, adjusted for statutory reserves, for Interest Periods of 1, 2, 3 or 6 months. In no event shall the Eurodollar Rate be less than 0.00%.

“Citibank N.A.’s Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by the Agent as its “prime rate” and (c) 1.0% per annum plus the Eurodollar Rate applicable to an Loan with an interest period for one (1) month. The Citibank N.A.’s Base Rate and the Eurodollar Rate shall be subject to a floor of 0%.

Applicable Margin:	The Applicable Margin means (i) with respect to Eurodollar Rate Loans, an amount which will vary as per the attached Pricing Grid based on the Borrower’s Debt Rating, subject to (x) if the Borrower’s Debt Rating is Category 1 or Category 2, 25 basis point step-ups every three months following the Closing Date and (y) if the Borrower’s Debt Rating is Category 3, 50 basis point step-ups every three months following the Closing Date, and (ii) with respect to Base Rate Loans, the greater of (x) the amount calculated in accordance with clause (i) minus 100 basis points and (y) zero.

Overdue amounts shall bear interest at the Default Rate, as defined in the Existing Credit Agreement

Interest Payments:	At the end of each Interest Period for each Loan, but no less frequently than quarterly. Interest will be computed on a 360-day basis (or a 365/366-day basis for Base Rate Loans based on the “prime rate”).

Undrawn Commitment Fee:	The Borrower shall pay for the ratable benefit of the Lenders a fee equal to (x) if the Borrower’s Debt Rating is Category 1 or Category 2, 0.20% of the undrawn portion of the commitments in respect of the Bridge Facility and (y) if the Borrower’s Debt Rating is Category 3, 0.25% of the undrawn portion of the commitments in respect of the Bridge Facility, which fee (i) shall accrue from the later of the Effective Date and the date that is 90 days after the date of execution of the Commitment Letter and (ii) shall be due and payable upon the earlier of the termination of the commitments under the Bridge Facility and the Closing Date, calculated based on the number of days elapsed in a 365/366-day year.

Duration Fee:	The Borrower shall pay for the ratable benefit of the Lenders the following fees on the following dates, calculated as a percentage of the aggregate principal amount outstanding under the Bridge Facility on such dates:

90th day after the Closing Date 0.50%

180th day after the Closing Date 0.75%

270th day after the Closing Date 1.00%

PRICING GRID

Category	Rating	Applicable Margin For Eurodollar Rate Loans
1	≥BBB/Baa2	1.250%
2	BBB-/Baa3	1.500%
3	≤BB+/Ba1	1.750%

For purposes of the foregoing, “Debt Rating” means, as of any date of determination, the rating as determined by S&P or Moody’s, as the case may be, of the Borrower’s long-term senior unsecured non-credit enhanced debt. For purposes of the foregoing, (i) if either S&P or Moody’s shall not have in effect a Debt Rating (except as otherwise provided in the Existing Credit Agreement) of the Borrower, then the applicable margin shall be based upon the rating of the other rating agency; (ii) if the Debt Rating established or deemed to have been established by S&P and Moody’s shall fall within different Categories from one another and such difference shall be one ratings level, the applicable margin shall be based on the Category corresponding to the higher of the two ratings; (iii) if the Debt Rating established or deemed to have been established by S&P and Moody’s shall fall within different Categories from one another and such difference shall be two ratings levels or greater, the applicable margin shall be based on the Category corresponding to the rating which is one level lower than the higher rating; (iv) if the Debt Rating established or deemed to have been established by S&P or Moody’s shall be changed (other than as a result of a change in the rating system of S&P or Moody’s), such change shall be effective as of the date on which it is first announced by the applicable rating agency; and (v) if the Borrower shall cease to have a Debt Rating from either S&P or Moody’s but the Borrower does have a corporate credit rating by S&P or Moody’s, then the applicable margin shall be based on such corporate credit rating.

ANNEX II

$1.85 Billion Unsecured Bridge Term Loan

Project Runway

CONDITIONS PRECEDENT

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter (including the other annexes thereto) to which this Annex II is attached.

Subject in all respects to the Conditions Limitation Provisions, the borrowing under the Bridge Facility shall be subject to the occurrence of the Effective Date and the following conditions precedent:

(a) The Acquisition shall have been consummated simultaneously (or substantially simultaneously or concurrently) with the funding under the Bridge Facility in accordance with the terms described in the Acquisition Agreement. The Acquisition Agreement shall not have been amended or modified, and no condition shall have been waived by the Borrower or consent granted by the Borrower (including, in each case for the avoidance of doubt, with respect to the conditions to the Offer set forth in the Acquisition Agreement), that is materially adverse to the Lead Arranger or the Lenders without the Lead Arranger’s prior written consent (it being understood and agreed that any amendment or modification that results in (w) any increase in consideration for the Acquisition of more than 10%, (x) any decrease in consideration for the Acquisition of more than 10%, (y) any decrease in consideration for the Acquisition of less than 10% that is not applied to reduce the Bridge Facility on a dollar-for-dollar basis (in each case of (w), (x) and (y), other than any pricing adjustments expressly contemplated under the Acquisition Agreement) shall be deemed materially adverse to the interests of the Lenders;

(b) The Lead Arranger shall have received (i) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for the three most recently completed fiscal years ended at least 90 days before the Closing Date; provided that, the Lead Arranger acknowledges that it has received such financial statements for the fiscal years ended December 31, 2012, December 31, 2013 and December 31, 2014, (ii) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for each subsequent fiscal quarter ended at least 45 days before the Closing Date; provided that, the Lead Arranger acknowledges that it has received such financial statements for the fiscal quarter ended March 31, 2015, (iii) U.S. GAAP audited consolidated balance sheets and related statements of income and cash flows of the Target for the three most recently completed fiscal years ended at least 90 days before the Closing Date; provided that, the Lead Arranger acknowledges that it has received such financial statements for the fiscal years ended December 31, 2012, December 31, 2013 and December 31, 2014, and (iv) U.S. GAAP unaudited consolidated balance sheets and related statements of income and cash flows of the Target for each subsequent fiscal quarter ended at least 45 days before the Closing Date; provided that, the Lead Arranger acknowledges that it has received such financial statements for the fiscal quarter ended March 31, 2015; provided further that, for each of clause (i) through (iv) above, the Lead Arranger shall be deemed to have received such financial statements upon the filing of such financial statements with the Securities and Exchange Commission of Form 10-Q or Form 10-K by the Target;

(c) (i) Except as disclosed in the Company SEC Documents (as defined in the Acquisition Agreement) filed with the SEC (as defined in the Acquisition Agreement) on or after January 1, 2014 and publicly available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval

system at least two (2) calendar days prior to the date hereof, other than in any “risk factors”, or “forward-looking statements” sections in such Company SEC Documents to the extent such disclosures are primarily predictive, cautionary or forward looking in nature or (ii) as disclosed in the Company Disclosure Letter (as defined in the Acquisition Agreement) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), from December 31, 2014 through the date hereof, (x) there has not been any event, development or state of circumstances that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (y) since the date hereof, no Company Material Adverse Effect (or any event, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and shall be continuing as of the Expiration Date (as defined in the Acquisition Agreement).

For the purposes of the foregoing, “Company Material Adverse Effect” shall mean any change, effect or circumstance that has a material adverse effect on the business, results of operations or financial condition of the Target and its subsidiaries taken as a whole, other than any of the following or any effect attributable to: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Target or any of its subsidiaries conducts business; (ii) any events, circumstances, changes or effects that affect the industries in which the Target or any of the Target’s subsidiaries operate; (iii) any changes in Laws (as defined in the Acquisition Agreement as of the date hereof) applicable to the Target or any of the Target’s subsidiaries or any of their respective properties or assets or changes in GAAP (as defined in the Acquisition Agreement as of the date hereof); (iv) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism; (v) the negotiation or announcement of, or any action taken that is required, expressly contemplated by, the Acquisition Agreement (including the impact thereon on relationships (contractual or otherwise) with customers, vendors, lenders, employees or other business partners, or the identity of the Company or Acquisition Sub), any Divestiture Action (as defined in the Acquisition Agreement as of the date hereof), or any action taken at the request of the Company or Acquisition Sub; (vi) any changes in the credit rating of the Target or any of its subsidiaries, the market price or trading volume of shares of Common Stock (as defined in the Acquisition Agreement on the date hereof) or any failure by the Target to meet internal or published projections, forecasts, estimates or revenue or earnings predictions or expectations for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred; (vii) any litigation arising from allegations of a breach of fiduciary duty or disclosure violations relating to the Acquisition Agreement or the transactions contemplated thereby; or (viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics, manmade disasters and other force majeure events in any region in the world; in each case of clauses (i), (ii), (iii), (iv) or (viii) to the extent such changes, events, circumstances, effects, acts, escalation or worsening do not have a materially disproportionate impact on the Target and its subsidiaries relative to other companies in similar industries to those in which the Target and its subsidiaries operate.

(d) The payment of all fees and invoiced expenses payable to the Lead Arranger or the Lenders to the extent due and payable pursuant to the Commitment Letter and Fee Letter (and, with respect to expenses, to the extent invoiced at least 3 business days prior to the Closing Date);

(e) Delivery of customary closing certificates and legal opinion(s), including a borrowing notice, a certificate of the chief financial officer of the Borrower certifying the solvency, after giving effect to the Transactions, of the Borrower and its subsidiaries on a consolidated basis, which shall be in the form attached hereto as Exhibit A;

(f) The Acquisition Agreement Representations and the Specified Representations shall be true and correct in all material respects as of the Closing Date and no Specified Event of Default (defined below) shall have occurred or be continuing; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such date. For purposes hereof, “Specified Event of Default” means any event of default under the Bridge Facility Documentation arising from the bankruptcy of the Borrower, a payment event of default, a breach of the liens or merger; consolidation; disposition of assets covenants or any change of control; and

(g) All principal amounts due or outstanding in respect of that certain Credit Agreement, dated as of February 28, 2014, among Target and Dealertrack Canada, Inc., with JPMorgan Chase Bank, N.A., as administrative agent, the several lenders from time to time party thereto and the other agents from time to time party thereto (as such agreement may be amended, restated, supplemented or otherwise modified from time to time), shall have been repaid.

EXHIBIT A

FORM OF

SOLVENCY CERTIFICATE

[            ], 2015

This Solvency Certificate is delivered pursuant to Section [            ] of the Credit Agreement dated as of [            ], 2015, among [            ] (the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned hereby certifies, solely in his capacity as an officer of the Borrower and not in his individual capacity, as follows:

1. I am the Chief Financial Officer of the Borrower. I am familiar with the Transactions, and have reviewed the Credit Agreement, financial statements referred to in Section [            ] of the Credit Agreement and such documents and made such investigation as I have deemed relevant for the purposes of this Solvency Certificate.

2. As of the date hereof, immediately after giving effect to the consummation of the Transactions, on and as of such date (i) the fair value of the assets of the Borrower and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

3. As of the date hereof, immediately after giving effect to the consummation of the Transactions, the Borrower does not intend to, and the Borrower does not believe that it or any of its subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such subsidiary.

This Solvency Certificate is being delivered by the undersigned officer only in his capacity as Chief Financial Officer of the Borrower and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

[	]

By:
Name:
Title: Chief Financial Officer

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